SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 17)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

Paul T. Cappuccio, Esq. Executive Vice President and General Counsel Time Warner Inc. One Time Warner Center New York, New York 10019 (212) 484-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G20045202			Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,097,512 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,097,512 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,097,512 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. G20045202			Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,097,512 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,097,512 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,097,512 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

SCHEDULE 13D
CUSIP No. G20045202			Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,097,512 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,097,512 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,097,512 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 17 to Schedule 13D ("Amendment No. 17") amends the Schedule 13D originally filed on April 1, 2009 (the "Original 13D"), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D and on November 20, 2014 by Amendment No. 16 to Schedule 13D (the Original 13D as so amended, the "Schedule 13D"), filed by Time Warner Inc., a Delaware corporation ("Time Warner"), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner ("TW Media"), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media ("TW Holdings B.V." and, together with Time Warner and TW Media, the "Reporting Persons").  This Amendment No. 17 relates to the Class A Common Stock, par value $0.08 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd., a Bermuda company (the "Issuer") with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 17, items in the Schedule 13D remain unchanged.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:
(a) As of the close of business on September 30, 2015, the Reporting Persons beneficially owned 74,097,512 shares of Class A Common Stock (consisting of (x) 61,407,775 shares of Class A Common Stock and (y) 12,689,737 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold)), representing approximately 49.9% of the outstanding shares of CME Common Stock. The percentage of beneficial ownership has been determined based on (i) the 135,802,274 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 29, 2015, plus (ii) the 12,689,737 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold).
None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.
(b) As of the close of business on September 30, 2015, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 74,097,512 shares of Class A Common Stock.
(c) Except as described in Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.
(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.
(e) Not applicable.

5

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:
As previously disclosed in Amendment No. 16 to Schedule 13D filed by the Reporting Persons on November 20, 2014 ("Amendment No. 16"), on November 14, 2014, Time Warner and the Issuer entered into the Commitment Letter, pursuant to which Time Warner agreed to assist the Issuer in refinancing the aggregate principal amount outstanding of the Issuer's 2015 Notes at maturity through one of the following two options (to be determined by Time Warner prior to October 1, 2015 after consultation with the Issuer): (i) the Issuer entering into a senior unsecured term loan that would mature on November 1, 2019 with one or more commercial banks selected by Time Warner and reasonably acceptable to the Issuer and that would have an unconditional unsecured guarantee by Time Warner, or (ii) the Issuer entering into a senior secured term loan that would mature on November 1, 2019 with Time Warner.
In accordance with the Commitment Letter, Time Warner, after consultation with the Issuer, selected the first option.  On September 30, 2015, the Issuer entered into a credit agreement (the "2015 Third Party Credit Agreement") for a senior unsecured term loan that matures on November 1, 2019 in the aggregate principal amount of €235,340,000 (the "2015 Term Loan") with Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent.  Time Warner has guaranteed, on an unconditional unsecured basis, the Issuer's obligations under the 2015 Third Party Credit Agreement (the "2015 Guarantee").  Historic TW, a subsidiary of Time Warner, has guaranteed, on an unconditional unsecured basis, Time Warner's obligations under the 2015 Guarantee.  In addition, HBO and Turner, each a subsidiary of Time Warner, have guaranteed, on an unconditional unsecured basis, Historic TW's obligations under its guarantee.  The proceeds of the 2015 Term Loan will be used to purchase $261,034,000 pursuant to a deliverable FX transaction confirmation dated July 9, 2015 between the Issuer and BNP Paribas, which amount will be used by the Issuer to repay the outstanding principal amount of the 2015 Notes at maturity.  The 2015 Term Loan will be made prior to the November 15, 2015 maturity date of the 2015 Notes and will bear interest at three month EURIBOR (fixed pursuant to the 2015 Hedge (as defined below)) plus a margin between 1.07% and 1.90% based on the credit rating for Time Warner's senior unsecured long-term debt.  Voluntary prepayments are not permitted prior to June 1, 2016, other than from the net proceeds of certain specified, non-ordinary course sales or other dispositions of certain assets by the Issuer, subject to customary reinvestment provisions, to the extent required by the terms of the Reimbursement Agreement.  No mandatory prepayments are required, and if an event of default under the 2015 Third Party Credit Agreement or the Reimbursement Agreement occurs, Time Warner or one of its affiliates will have the option to purchase all outstanding loan amounts under the 2015 Third Party Credit Agreement.  In exchange for providing the 2015 Guarantee, Time Warner will receive a guarantee fee to be paid by the Issuer semi-annually in cash or in kind, at the Issuer's election, in an amount equal to (i) a rate per annum equal to (x) 8.5% minus (y) the interest rate under the 2015 Term Loan multiplied by (ii) the principal amount of the 2015 Term Loan outstanding during such period.  Any amounts not paid in cash when due will bear interest at the guarantee fee rate, which interest will also accrue (and, if paid in kind, compound) semi-annually and be paid, at the election of the Issuer, in cash or in kind.  The fee will be payable in cash on the maturity date (whether at stated maturity, by acceleration or otherwise) of the 2015 Term Loan.
In connection with the 2015 Third Party Credit Agreement, the Issuer may enter into unsecured interest rate hedge arrangements (the "2015 Hedges") to protect the Issuer from changes in EURIBOR during the term of the 2015 Term Loan with respect to 100% of the principal amount of the 2015 Term Loan.  If so, Time Warner will guarantee, on an unconditional unsecured basis, the Issuer's obligations under the 2015 Hedges (the "2015 Hedge Guarantee"), and Historic TW will guarantee, on an unconditional unsecured basis, Time Warner's obligations under the 2015 Hedge Guarantee.  In addition, HBO and Turner will guarantee, on an unconditional unsecured basis, Historic TW's obligations under its guarantee.

6

The foregoing descriptions of the 2015 Third Party Credit Agreement and the Reimbursement Agreement do not purport to be complete and are qualified in their entirety by reference to the 2015 Third Party Credit Agreement, which is attached to this Amendment No. 17 as Exhibit 99.39, and the Reimbursement Agreement, which is attached to Amendment No. 16 as Exhibit 99.35, and, in each case, are incorporated by reference into this Item 6.
Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.39
Credit Agreement, dated as of September 30, 2015, among Central European Media Enterprises Ltd., as borrower, Time Warner Inc., as guarantor, the several banks and other financial institutions from time to time parties thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on October 1, 2015)

7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2015

TIME WARNER INC.

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International & Corporate Strategy

TW MEDIA HOLDINGS LLC

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Stephen N. Kapner
Name: Stephen N. Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, NY 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway Suite 118 Ridgeland, MS 39157

William P. Barr	Former Attorney General of the United States	N/A

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer, Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067

Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany

Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036

Carlos M. Gutierrez	Chair, Albright Stonebridge Group (global strategy firm)	601 Thirteenth Street, NW 10th Floor Washington, DC 20005

Fred Hassan	Partner and Managing Director, Warburg Pincus LLC (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 39th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	Main Street Advisors, Inc. 3110 Main Street, Suite 310 Santa Monica, CA 90405

Deborah C. Wright	Senior Fellow in the Economic Opportunity and Assets Division, the Ford Foundation (non-profit organization) and Non-Executive Chairman, Carver Bancorp, Inc. (banking)	Ford Foundation 320 East 43rd Street New York, NY 10017

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 Avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Manuel Urrutia**	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Time Warner Inc.

_________________
*    Citizen of France
**  Citizen of Colombia